FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 29, 2007

Commission File Number: 001-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of registrant’s name into English)

Plaza San Nicolás 4
48005-Bilbao (Spain)
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 20-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

ITEM 1.	RESULTS OF OPERATIONS FOR QUARTER ENDED MARCH 31, 2007*	1

* Incorporated by reference to BBVA’s Registration Statement on Form F-4 (File No. 333-141813) filed with the Securities and Exchange Commission.

i

CERTAIN TERMS AND CONVENTIONS

“BBVA”, “Bank”, “BBVA Group” or “Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

First person personal pronouns used in this report, such as “we”, “us” or “our”, mean BBVA.

In this report, “$”, “U.S. dollars” and “dollars” refer to United States dollars, and “€” and “euro” refer to euro.

PRESENTATION OF FINANCIAL INFORMATION

BBVA’s consolidated annual and interim financial statements, including its annual and interim financial information included in this report on Form 6-K, have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”), taking into account best practices of Bank of Spain Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats.

EU-IFRS differs in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP.  BBVA’s annual report on Form 20-F, as amended, for the year ended December 31, 2006 filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2007 (the “2006 20-F”) includes a reconciliation of certain EU-IFRS financial information to U.S. GAAP.  We have not included in this report on Form 6-K a reconciliation of EU-IFRS financial information as of March 31, 2007 and for the quarters ended March 31, 2006 and 2007.

The BBVA Group implemented a new organizational structure in December 2006, which affects the comparability of financial information included in this report on Form 6-K.  During 2006 and for purposes of the financial statements included in the 2006 20-F, BBVA’s organizational structure was divided into the following five business areas (the “2006 Business Segments”): Retail Banking in Spain and Portugal; Wholesale Business; Mexico and the United States; South America; and Corporate Activities.  In December 2006, BBVA’s Board of Directors approved a new organizational structure for the BBVA Group, which has begun to be implemented since the beginning of 2007 and is the basis for the financial statements included herein (the “2007 Business Segments”): Spain and Portugal; Global Business; Mexico and the United States; South America; and Corporate Activities.  The transition from the 2006 Business Segments to the 2007 Business Segments has affected principally the Group’s corporate structure, giving greater weight and autonomy to its business units.  The financial information for our business areas for 2007 and 2006 presented in this report on Form 6-K have been prepared on a uniform basis, consistent with our organizational structure in 2007 in order to provide a quarter-on-quarter comparison.  Due to the adoption of the new organizational structure, BBVA’s financial information by business area included in this report on Form 6-K is not directly comparable to its financial information by business area included in the 2006 20-F.

Item 1. RESULTS OF OPERATIONS FOR THE QUARTER ENDED MARCH 31, 2007

The BBVA Group

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking.  For the quarter ended March 31, 2007, BBVA had net attributable profit of €2.0 billion, and as of March 31, 2007, BBVA had total assets of €446.8 billion and total equity of €22.3 billion.

Selected Financial Data

EU-IFRS

	Three months ended March 31,
	2007	2006
	(in millions of euros, except per share/ADS data (in euro))
Consolidated Statement of Income Data
Interest and similar income	5,523	4,454
Interest expense and similar charges	(3,324)	(2,521)
Income from equity instruments	34	17
Net interest income	2,233	1,950
Share of profit or loss of entities accounted for using the equity method	26	41
Fee and commission income	1,351	1,301
Fee and commission expenses	(218)	(193)
Insurance activity income	171	149
Gains/losses on financial assets and liabilities (net)	1,306	316
Exchange differences (net)	88	95
Gross income	4,957	3,659
Sales and income from the provision of non-financial services	219	126
Cost of sales	(167)	(107)
Other operating income	40	29
Personnel expenses	(1,035)	(989)
Other administrative expenses	(628)	(588)
Depreciation and amortization	(120)	(128)
Other operating expenses	(70)	(66)
Net operating income	3,196	1,936
Impairment losses (net)	(372)	(297)
Provision expense (net)	(122)	(135)
Finance income from non-financial activities	20	-
Finance expenses from non-financial activities	(17)	-
Other gains	56	65
Other losses	(45)	(43)
Income before tax	2,714	1,526
Income tax	(692)	(429)
Income from continuing operations	2,022	1,097
Income from discontinued operations (net)	-	-
Consolidated income for the period	2,023	1,097
Income attributed to minority interests	(72)	(77)
Income attributed to the Group	1,950	1,020
Per share/ADS(1) Data
Net operating income(2)	0.90	0.57
Number of shares outstanding (at period end)	3,552	3,391
Income attributed to the Group(2)	0.55	0.32

EU-IFRS

	At March 31,	At December 31,
	2007	2006
	(in millions of euros, except per share/ADS data (in euros) and percentages)
Consolidated balance sheet data
Total assets	446,848	411,916
Capital stock	1,740	1,662
Loans and receivables (net)	312,523	279,855
Due from banks	42,575	17,050
Loans to customers	264,898	256,565
Deposits from other creditors	220,284	192,374
Marketable debt securities and subordinated liabilities	99,280	91,271
Minority interests	785	768
Stockholders’ equity	18,876	18,210

	Three months ended March 31,
	2007	2006
	(in millions of euros, except per share/ADS data (in euros) and percentages)
Consolidated ratios
Profitability ratios:
Net interest margin(3)	2.35%	1.85%
Return on average total assets(4)	1.42%	1.13%
Return on average equity(5)	34.7%	34.1%
Credit quality data
Loans loss reserve	6,590	5,628
Loan loss reserve as a percentage of total loans and receivables (net)	2.10%	2.01%
Substandard loans	2,655	2,297
Substandard loans as a percentage of total loans and receivables (net)	0.85%	0.82%

(1)	Each American Depositary Share (“ADS” or “ADSs”) represents the right to receive one ordinary share.

(2)
Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period (3,552 million and 3,391 million shares in the quarter ended March 31, 2007 and 2006, respectively).

(3)	Represents net interest income as a percentage of average total assets.

(4)	Represents consolidated income for the period as a percentage of average total assets.

(5)	Represents income attributed to the Group for the period as a percentage of average stockholders’ equity.

Summary of Results of Operations

Net interest income rose 14.5% to €2,233 million for the quarter ended March 31, 2007 from €1,950 million for the quarter ended March 31, 2006 due to higher business volume and the improvement in spreads.  Net income from fees and insurance was up 3.7% to €1,304 million for the quarter ended March 31, 2007 from €1,257 million for the quarter ended March 31, 2006.

Gains/ losses on financial assets and liabilities (net) increased to €1,306 million for the quarter ended March 31, 2007 from €316 million for the quarter ended March 31, 2007.  Of the €1,306 million, €847 million was related to capital gains booked following the sale of the Group’s interest in Iberdrola and the remaining increase was attributable to market operations and derivative sales to customers in the Wholesale Business area as well as BBVA’s South American operations.

Net operating income for the quarter ended March 31, 2007 was €3,196 million compared to €1,936 million for the quarter ended March 31, 2006, an increase of 65.1%.  Net operating income rose 21.4% to €2,349 million for the quarter ended March 31, 2007 from €1,936 million for the quarter ended March 31, 2006, excluding the capital gains on the divestments in Iberdrola.

BBVA made a €367 million provision for loan losses for the quarter ended March 31, 2007 an increase of 25.2% from the €293 million provision for loan losses for the quarter ended March 31, 2006, attributable to the growth in customer lending in Spain and the Americas.  A further €123 million provision was made in the quarter ended March 31, 2007 for the early retirement program.

Income attributed to the Group increased 91.2% to €1,950 million (or €1,254 million excluding the capital gains from the divestment of BBVA’s holding in Iberdrola) for the quarter ended March 31, 2007 from €1,020 million for the quarter ended March 31, 2006, due to a significant increase in business volume and recurrent earnings, and to generally positive performance by all the Group’s business areas.

Strategic Growth

In the first quarter of 2007, BBVA continued its strategic program of growth through investments in the United States and Asia:

•	In February BBVA announced an agreement to acquire 100% of Compass Bancshares Inc. to be financed by an exchange of shares and internal funds.

•	In March BBVA completed the acquisition of a 5% ownership interest investment in China Citic Bank, as established in the December 22, 2006 agreement with the Chinese CITIC banking Group.

Key Indicators

Return on equity was 30.5% in the quarter ended March 31, 2007 compared to 34.1% in the quarter ended March 31, 2006 following the ordinary shares issuance in November 2006.

BBVA improved the cost/income ratio including depreciation, from 45.9% in the quarter ended March 31, 2006 to 42.4% in the quarter ended March 31, 2007.

On March 31, 2007 lending to customers totaled €271.5 billion, rising 3.2% compared to €263.0 billion at December 31, 2006.  Non-performing loans grew 6.5% to €2.7 billion at March 31, 2007 from €2.5 billion at December 31, 2006 although the non-performing loan (“NPL”) ratio remained generally low.  However, in the quarter ended March 31, 2007 the Group set aside €367 million for loan loss provisions compared to €293 million in the quarter ended March 31, 2006, an 25.2% increase since fast-growing customer lending in Spain and the Americas required higher generic provisions.  The total amount of coverage funds at March 31, 2007 was €7,093 million, €5,061 of which are of a generic nature, compared to €6,905 million at December 31, 2006.

Lending to the domestic private sector accounted for €170.7 million at March 31, 2007, an increase of 2.6% from €166.4 million at December 31, 2006.  Secured loans in the domestic private sector grew to €93.9 billion at March 31, 2007 from €90.5 billion at December 31, 2006, representing a quarter-on-quarter increase of 3.6%.  In addition, lending to small and medium enterprises (“SMEs”) and to small business in the first quarter of 2007 continued at a similar level to 2006.  Other types of lending to private individuals (consumer finance and credit cards) continued to grow: consumer finance and a major part of SMEs finance were reported under the line item “Other term loans”, which rose 5.3% to €53,981 million at March 31, 2007 from €51,241 million at December 31, 2006, and credit card debtors decreased 16.7% to €1,291 million at March 31, 2007 from €1,506 million at December 31, 2006.  Lending in the domestic private sector is complemented by public sector loans, which slightly declined from €15,942 million at December 31, 2006 to €15,763 million at March 31, 2007.

Total customer funds, on and off balance sheet, were €462.8 billion at March 31, 2007, an increase of 8.7% over the €425.7 billion at December 31, 2006.  As in 2006, most of the growth occurred in customer funds on the balance sheet, which rose 12.6% to €319.6 billion at March 31, 2007 from €283.6 billion at December 31, 2006.  Of this figure, customer deposits were €220.3 billion at March 31, 2007 (a 14.5% increase from December 31, 2006), marketable securities were €85.3 billion at March 31, 2007 (a 9.8% increase from December 31, 2006) and subordinate liabilities (subordinate debt and preference shares) represented €14.0 billion at March 31, 2007 (a 2.8% increase from December 31, 2006).  Off balance sheet customer funds consist of mutual funds, pension funds and customers’ portfolios and totaled €143.2 billion at March 31, 2007 similar to December 31, 2006. Pensions funds increased 2.1% and customer portfolios decreased 0.3% from December 31, 2006.

Liabilities and Equity

In a move to strengthen equity and to finance the Group's growth while maintaining appropriate levels of capital adequacy, BBVA increased its capital by €3,000 million (161,117,078 shares) on November 27, 2006 by means of a private placement to institutional investors. As a result, at March 31, 2007 the Group’s core capital stood at 6.2% compared to 5.6% at March 31, 2006 and 6.2% at December 31, 2006, Tier I capital was 7.7% compared to 7.3% at March 31, 2006 and 7.8% at December 31, 2006, and the capital adequacy ratio (pursuant to the rules of the Bank for International Settlements) (“BIS ratio”) was 11.6% compared to 11.5% at March 31, 2006 and 12.0% at December 31, 2006.

On January 10, 2007 the Group paid a third interim dividend of €0.132 per share against 2006 results. On April 10, 2007 the Group paid a final dividend of €0.241 per share.  The total dividend paid against 2006 earnings comes to €0.637 per share, 20% higher than the dividends paid against 2005 results.  Additionally in the quarter ended March 31, 2007 there were two issues of subordinate debt: an issue of GBP250 million to institutional investors maturing in 2018 with an early redemption option in 2013 and an issue of €300 million to institutional investors maturing in 2022 with an early redemption option in 2019.

Segment Analysis

At year end 2006, BBVA implemented a new organizational structure pursuant to which it operates in the following business areas: Spain and Portugal; Global Business; Mexico and the United States; South America; and Corporate Activities.  The financial information for our business areas as of and for the quarter ended March 31, 2007 and as of and for the quarter ended March 31, 2006 presented in this report on Form 6-K have been prepared on a uniform basis, consistent with our organizational structure in 2007 in order to provide a year-on-year comparison.  Financial information for our business areas as of December 31, 2006 in accordance with our 2007 organizational structure is not available as of the date of this report.

In Spain and Portugal, lending to customers was up 15.7% (with contributions from all BBVA’s main products such as mortgages, consumer credit cards and small businesses) to €183,920 million at March 31, 2007 from €158,897 million at March 31, 2006.  These increases, together with the improvement in spreads, helped net interest income to grow 13.2% to €1,004 million for the quarter ended March 31, 2007 from €887 million for the quarter ended March 31, 2006.  Net income from fees increased slightly to €418 million in the quarter ended March 31, 2007 from €400 million in the quarter ended March 31, 2006, held back by mutual funds.  Net income from insurance and trading rose 20.2% and 57%, respectively, to €107 million and €62 million for the quarter ended March 31, 2007.  Therefore, operating profit grew 21.1% to €978 million in the quarter ended March 31, 2007 from €808 million in the quarter ended March 31, 2006 and net attributable profit rose 26.9% to €601 million in the quarter ended March 31, 2007 from €474 million in the quarter ended March 31, 2006.

In the Global Businesses area net interest income declined 34.6% to €24 million in the quarter ended March 31, 2007 from €37 million in the quarter ended March 31, 2006.  However, ordinary revenues rose 19.7% to €364 million for the quarter ended March 31, 2007 from €304 for the quarter ended March 31, 2006, supported mainly by  fee and commission income and net trading income, which increased 24.1% and 30.8% respectively in the quarter ended March 31, 2007 from the quarter ended March 31, 2006.  This carried over to operating profit, which rose 30.2% to €277 million for the quarter ended March 31, 2007 from €212 million for the quarter ended March 31, 2006.  This also led to net attributable profit of €189 million for the quarter ended March 31, 2007 from €146 million for the quarter ended March 31, 2006, which represented an increase of 29.5%.

In Mexico and the United States, the principal factor behind the increase in revenues was net interest income, as BBVA continued to consolidate its position as a leader in consumer finance and mortgages in the region.  Net interest income grew 18.4% to €1,005 million for the quarter ended March 31, 2007 from €849 million for the quarter ended March 31, 2006.  This growth was helped by sharp increases in lending, which rose 25.6% to €32,391 million at March 31, 2007 from €25,792 million at March 31, 2006.  The improvement in customer spreads also contributed to the growth in net interest income in 2006.  After adding net income from fees and insurance (up 5.5% to €444 million for the quarter ended March 31, 2007 from €421 million for the quarter ended March 31, 2006) and deducting expenses (which rose at a slower pace), operating profit grew 19.2% to €911 million for the quarter ended March 31, 2007 from €764 million for the quarter ended March 31, 2006.  This was sufficient to offset higher loan loss provisions required by the increase in lending and therefore net attributable profit totaled €484 million in the quarter ended March 31, 2007 compared to €434 million for the quarter ended March 31, 2006, which represented an increase of 11.4%.

South America continues to grow in all the main revenue streams, though the incorporation of Forum in Chile (May 2006) affects the quarter-on-quarter comparisons in this area of BBVA’s financial statements.  Net interest income rose 16.7%  to €367 million for the quarter ended March 31, 2007 from €314 million for the quarter ended March 31, 2006.  The rise was helped by a 19.5% increase in lending to €17,956 million at March 31, 2007 from €15,029 million at March 31, 2006.  Net income from fees rose 4.3%  to €218 million for the quarter ended March 31, 2007 from €209 million for the quarter ended March 31, 2006. At €91 million, net trading income stood at similar figures to the first quarter of 2006. Operating profit increased 12.0%  to €358 million in the quarter ended March 31, 2007 from €319 million in the quarter ended March 31, 2006 and net attributable profit grew 10.4%  to €166 million for the quarter ended March 31, 2007 from €151 million for the quarter ended March 31, 2006.

The following tables present additional detail regarding our results of operations by business area for each of 2006 and 2007:

Information By Business Areas for the Quarter Ended March 31, 2007

(Million euros)

Income Statement	Spain and Portugal	Global Businesses	Mexico and USA	South America	Corporate Activities	TOTAL BBVA GROUP
Net interest income	1,004	24	1,005	367	(166)	2,233
Income by the equity method	-	27	-	-	(1)	26
Net fee income	418	131	367	218	(1)	1,133
Income from insurance activities	107	-	77	(8)	(6)	171
Core Revenues	1,529	182	1,450	577	(174)	3,564
Net trading income	62	182	53	91	1,006	1,394
Ordinary revenues	1,590	364	1,502	669	832	4,957
Net revenues from non-financial activities	9	38	-	-	6	52
Personnel and general administrative expenses	(602)	(124)	(528)	(280)	(129)	(1,663)
Depreciation and amortization	(26)	(3)	(37)	(20)	(35)	(120)
Other operating income and expenses	7	1	(27)	(11)	(1)	(30)
Operating profit	978	277	911	358	673	3,196
Impairment losses on financial assets	(96)	(21)	(229)	(24)	(2)	(372)
Loan loss provisions	(96)	(21)	(226)	(22)	(3)	(367)

Income Statement	Spain and Portugal	Global Businesses	Mexico and USA	South America	Corporate Activities	TOTAL BBVA GROUP
Other	(1)	-	(3)	(2)	1	(5)
Provisions	1	-	(19)	(14)	(90)	(123)
Other income/losses	6	1	2	1	4	13
Pre-tax profit	889	257	664	320	585	2,714
Corporate income tax	(288)	(67)	(180)	(81)	(77)	(692)
Net Profit	601	190	484	240	507	2,023
Minority interests	-	(1)	(1)	(73)	3	(72)
Net attributable profit	601	189	484	166	510	1,950

Information By Business Areas for the Quarter Ended March 31, 2006

(Million euros)

Income Statement	Spain and Portugal	Global Businesses	Mexico and USA	South America	Corporate Activities	TOTAL BBVA GROUP
Net interest income	887	37	849	314	(137)	1,950
Income by the equity method	-	23	-	-	18	41
Net fee income	400	105	345	209	48	1,108
Income from insurance activities	89	-	76	-	(16)	149
Core Revenues	1,376	165	1,269	524	(86)	3,248
Net trading income	39	139	49	101	84	412
Ordinary revenues	1,415	304	1,318	624	(2)	3,659
Net revenues from non-financial activities	7	10	-	2	-	19
Personnel and general administrative expenses	(593)	(98)	(493)	(273)	(120)	(1,577)
Depreciation and amortization	(26)	(3)	(39)	(22)	(38)	(128)
Other operating income and expenses	4	-	(22)	(12)	(8)	(38)
Operating profit	808	212	764	319	(168)	1,936
Impairment losses on financial assets	(90)	(44)	(126)	(24)	(14)	(297)
Loan loss provisions	(90)	(44)	(123)	(24)	(12)	(293)
Other	-	-	(3)	-	(1)	(4)
Provisions	2	4	(24)	(18)	(99)	(135)
Other income/losses	6	23	(3)	1	(5)	22
Pre-tax profit	726	195	612	279	(286)	1,526
Corporate income tax	(251)	(47)	(176)	(65)	111	(429)
Net Profit	475	148	435	213	(175)	(1,097)
Minority interests	(1)	(2)	(1)	(63)	(10)	(77)
Net attributable profit	474	146	434	151	(185)	1,020

In December 2006, the Group adopted a new organizational structure that it began to implement in 2007 which is designed to streamline the Group’s corporate structure and give greater weight and autonomy to its business units.  The Group now focuses its operations on four major business areas: Spain and Portugal; Global Business; South America; and Mexico and the United States.  As part of the reorganization, the Business Banking, Corporate Banking and Institutional Banking units were included in the Spain and Portugal area and the Asset Management unit became part of the new Global Business area.

Other

Acquisition of Compass Bancshares, Inc.

On February 16, 2007 BBVA announced it had reached an agreement to acquire 100% of the share capital of Compass Bancshares, Inc., an American banking group trading on NASDAQ, for approximately $9.6 billion.  BBVA will offer Compass's shareholders a choice of 2.8 BBVA American Depositary Shares (ADS) for each Compass share or $71.82 per share in cash, a 16% premium over the average share price in the ten-day period prior to the announcement.

The acquisition, which is subject to regulatory and shareholder approvals, is expected to be concluded in the fourth quarter of 2007. Compass was incorporated in 1970 as a general-purpose bank, with retail, credit cards, corporate and private banking. Growth, supported by volume, has been notable with a good mix of profitability, asset quality and retail efficiency. In 2006 it had net profits of $460m, some $34.2 billion in assets and a network of 417 branches in Texas, Alabama, Arizona, Florida, Colorado and New Mexico.

Acquisition of State National Bancshares

On January 3, 2007, we concluded the acquisition of State National Bancshares, a U.S. banking group domiciled in Texas, which generated €270 million in goodwill and an increase of €1,111 million in risk-weighted assets. The agreed purchase price was $484 million (approximately €368 million).

Divestment in Iberdrola S.A.

In February 2007, we sold our 5.01% stake in Iberdrola through the closing and settlement of hedging positions and equity swaps, amounting to gross capital gains of approximately €844.4 million.

Acquisition of China CITIC Bank

In March 2007, we completed the purchase of shares in China CITIC Bank which led to an increase of €505 million in risk-weighted assets. Furthermore, the purchase of shares in CITIC International Financial Holdings generated €187 million in goodwill and a deduction of €302 million in Tier II capital because this is a holding of more than 10% in a financial entity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2007

Banco Bilbao Vizcaya Argentaria, S.A.

By:	/s/ Javier Malagon Navas
Name: Javier Malagon Navas
Title: Authorized representative of BBVA